

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2015

Thomas E. Richards
President and Chief Executive Officer
CDW Corporation
200 N. Milwaukee Avenue
Vernon Hills, Illinois 60061

      Re: CDW Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2014
              Filed February 26, 2015
              File No. 1-35985

Dear Mr. Richards:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ William H. Thompson

                       William H. Thompson
                       Accounting Branch Chief

cc: Christine A. Leahy, General Counsel